CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED
2008 OCT 27 A 11:

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/1553/08/LTR

[redacted]

08005588

13 October 2008

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY AR REGISTERED

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcements dated:

- 29 September 2008 (*Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc: Agreed Extension to Deadline for Completion of the Disposal of CDL Hotels (Korea) Limited*); and

- 10 October 2008 (*Announcement by subsidiary company, City e-Solutions Limited – Change of Chief Executive Officer*).

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

PROCESSED
OCT 29 2008
THOMSON REUTERS

10/27

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)
Ms Catherine Loh

K:\EL-1com\EL Team Folder\Ltr 2008\ADR\1553-sec(adr).doc(EL/kw)

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
http://www.cdl.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	29-Sep-2008 18:56:47
Announcement No.	00152

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc: Agreed Extension to Deadline for Completion of the Disposal of CDL Hotels (Korea) Limited
Description	Please find attached the announcement relating to the above matter issued by Millennium & Copthorne Hotels plc on 29 September 2008.
Attachments	MnCHotels29Sep08.pdf Total size = **129K** (2048K size limit recommended)

The following replaces RNS No: 5446E released today at 11.17am.

MILLENNIUM & COPTHORNE HOTELS plc

For immediate release **29 September 2008**

Millennium & Copthorne Hotels plc ("M&C")

Agreed extension to deadline for completion of the disposal of CDL Hotels (Korea) Limited

M&C announced on 24 June 2008 that CDL Hotels (Labuan) Limited ("the Company") (a wholly-owned subsidiary of M&C) had entered into an agreement ("24 June 2008 Share Purchase Agreement") with Kangho AMC Co. ("Kangho") pursuant to which the Company had agreed to dispose of its 100% holding in the issued share capital in CDL Hotels (Korea) Limited ("the Disposal") for KRW 468.6 billion. The Disposal was subsequently approved by shareholders of M&C at an Extraordinary General Meeting held on 7 August 2008. Completion of the Disposal was originally anticipated to occur by 30 September 2008. However, on 19 September 2008 M&C announced that given the current difficult credit markets, Kangho had asked the Company to grant an extension of the completion date to 30 November 2008 whilst it finalises the terms of its financing arrangements.

The Company and Kangho have agreed the following:

1. the completion date has been amended to 28 November 2008 ("New Completion Date");

2. Kangho shall irrevocably forfeit in favour of the Company any right to repayment of the 10% non-refundable deposit of KRW58 billion (equivalent to approximately £28.8 million[1]) which Kangho had paid to the Company on 24 June 2008 pursuant to the 24 June 2008 Share Purchase Agreement;

3. Kangho shall pay to the Company a non-refundable deposit of KRW1.0 billion (equivalent to approximately £0.47 million[2]) of which (a) KRW0.5 billion will be paid by Kangho to the Company no later than 24 October 2008 and (b) KRW0.5 billion will be paid by Kangho to the Company no later than 31 October 2008;

4. on the New Completion Date, Kangho shall pay to the Company the remaining KRW410.62 billion (equivalent to approximately £193.4 million[2]) for the purchase of the shares of CDL Korea, subject to post closing adjustments; and

5. as part of a post closing adjustment payment, Kangho shall pay to the Company KRW9.0 billion (equivalent to approximately £4.24 million[2]) as reimbursement, inter alia, of costs and expenses incurred by the Company and its related companies in connection with the Disposal.

Assuming that completion takes place on the New Completion Date, the Company would receive KRW10 billion more than originally contemplated under the 24 June 2008 Share Purchase Agreement.

Enquiries:

Buchanan Communications Tel: +44 (0) 20 7466 5000
Tim Anderson/Charles Ryland/Rebecca Skye Dietrich

Millennium & Copthorne Hotels plc Tel: +44 (0) 20 7872 2444
Adrian Bushnell, Company Secretary

1. Translated on on date of receipt,at a Sterling exchange rate of £1 to KRW 2,014.9, being the exchange rate stated in M&C's announcement dated 24 June 2008.
2. Translated on 26 September 2008 using a Sterling exchange rate of £1 to KRW 2,123.08 .

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

CHANGE OF CHIEF EXECUTIVE OFFICER

The Board of Directors of City e-Solutions Limited ("CES" or the "Company") wishes to advise that Mr. Vincent Yeo Wee Eng will be stepping down as the Chief Executive Officer of CES on 1 November 2008 in order to devote more time to other business commitments. Mr. Yeo will continue to serve as an Executive Director of the Company and the Board would like to record their appreciation of his past contributions in his role as Chief Executive Officer.

The Board is pleased to announce that Mr. Sherman Kwek Eik Tse, age 32, will be appointed as the Chief Executive Officer of the Company with effect from 1 November 2008. In his most recent role before joining the Company, Mr. Kwek was the Chief Operating Officer of Thakral Corporation Ltd ("Thakral Corp"), listed on the Mainboard of the Stock Exchange of Singapore. At Thakral Corp, he was responsible for running the day-to-day operations of the company and despite operating under difficult industry conditions, managed to steer the company back to profitability in 2007.

Before joining Thakral Corp, Mr. Kwek was a Director of RECAP Investments Limited, a wholly-owned subsidiary of Real Estate Capital Asia Partners, LP., a real estate private equity fund. He assisted the fund in completing deals in Korea and Thailand as well as sourcing for deals in China. Prior to that, he spent several years in New York, starting out as a financial analyst in Telligent Capital, a technology venture capital firm, before progressing on to the Investment Banking Division of Credit Suisse First Boston. Subsequently, he held a hotel management and property development role at the U.S. division of Millennium & Copthorne Hotels plc, where he assisted the regional president in overseeing 20 hotels throughout the U.S. as well as managing several condominium conversion projects.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	10-Oct-2008 18:56:13
Announcement No.	00174

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by subsidiary company, City e-Solutions Limited – Change of Chief Executive Officer
Description	We attach herewith a copy of the subject announcement issued by our subsidiary, City e-Solutions Limited on 10 October 2008, for your information.
Attachments	CES_101008.pdf Total size = **27K** (2048K size limit recommended)

Mr. Kwek is currently also an Executive Director of HL Global Enterprises Limited, a company listed on the Mainboard of the Stock Exchange of Singapore. Mr. Kwek is the son of Mr. Kwek Leng Beng, the Chairman of the Board of Directors of the Company, the nephew of Messrs. Kwek Leng Joo, Kwek Leng Peck and Gan Khai Choon, and cousin to Mr. Vincent Yeo.

By order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 10 October 2008

As at the date of this announcement, the Board is comprised of 11 directors, of which 6 are executive directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive directors, namely Mr. Wong Hong Ren and Hon. Chan Bernard Charnwut and 3 are independent non-executive directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.

END